Yukon-Nevada Gold Corp. Announces New Name and Listing on the Toronto Stock Exchange

Vancouver, BC – October 5, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG)(OTCBB: YNGFF)(Frankfurt Xetra Exchange: NG6) will commence trading on the Toronto Stock Exchange under the name Veris Gold Corp. and the symbol VG at start of market on Tuesday, October 9th.

All the issued and outstanding common shares of Yukon-Nevada Gold Corp. (YNG) will be consolidated on the basis of ten (10) old common shares for one (1) new common share. Shareholders of YNG will be receiving a Letter of Transmittal setting out the procedure to be followed in order for them to exchange their certificates representing YNG Shares for certificates representing Shares of Veris Gold Corp.

Veris Gold Corp.’s CUSIP number will be 92346R100.

Yukon-Nevada Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.